EX99_1

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/MF No 16.404.287/0001-55

NIRE No. 29.300.016.331

São Paulo, October 26, 2023 – Suzano S.A. (“Company”) (B3: SUZB3 / NYSE: SUZ), in compliance with Federal Law 6,404, of December 15, 1976, as amended (“Brazilian Corporation Law”), Resolution 80 issued by the Securities and Exchange Commission of Brazil (“CVM”) on March 29, 2022, and CVM Resolution 44 of August 23, 2021, hereby informs its shareholders and the market that:

On this date, the Board of Directors approved investments totaling four hundred ninety million reais (R$490 million) to produce fluff pulp from eucalyptus wood (Eucafluff®), with nominal production capacity of 340,000 tons a year. With the new investment, the Company's total fluff capacity will be 440 thousand tons per year in 2025.

The investment represents the conversion of a pulp drying machine at the Limeira unit, which will give the company full flexibility in producing pulp for paper or fluff after the investment is concluded in the fourth quarter of 2025.

The disbursement related to the above investment does not affect the Capex guidance disclosed by the company for 2023, as it will be distributed over 2024 (R$196 million) and 2025 (R$294 million), in real terms.

Suzano’s global competitive edge in eucalyptus pulp production combined with its vision of continued growth in demand for hardwood pulp in place of softwood pulp over the years, are key factors that make this investment fully aligned with the Company’s business strategy.

Suzano also reiterates its commitment to financial discipline, as established in its indebtedness policy.

São Paulo, October 26, 2023.

Marcelo Feriozzi Bacci
Chief Financial and Investor Relations Officer